NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, MAY 19, 2006

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders of common shares (the "Shareholders") of GENTRY RESOURCES LTD. (the "Corporation"), will be held in the Glen Room 201, at the Telus Convention Center, 120 9 Ave SE., Calgary, Alberta, on Friday, May 19, 2006 at 10:30 a.m. for the following purposes:

1.

to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2005, together with the auditors' report thereon;

2.

to elect the directors of the Corporation for the ensuing year;

3.

to re-appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.

to transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular accompanying this Notice.  The consolidated financial statements of the Corporation for the year ended December 31, 2005, including the auditors’ report thereon, are included in the Corporation's Annual Report which is being mailed with this Notice.

If you are unable to attend the Meeting in person, please read the instructions accompanying the form of proxy or voting instruction form (each referred to as a "Form of Proxy") enclosed herewith and then complete and return the Form of Proxy or, if provided for on the Form of Proxy, vote by telephone or the internet in the manner set forth on the Form of Proxy.  In order to be valid and acted upon at the Meeting, the Form of Proxy must be received (either directly or indirectly through a Shareholder's broker or other intermediary) by the Corporation's transfer agent, Computershare Trust Company of Canada, at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least 48 hours before the Meeting or any adjournment thereof.

The enclosed Form of Proxy is solicited by management of the Corporation, but you may amend it, if you so desire, by inserting in the space provided the name of the person you wish to represent you at the Meeting.

Only those Shareholders of record at the close of business on April 7, 2006 will be entitled to vote, except to the extent that such person transfers ownership of any of his or her common shares of the Corporation (the "Common Shares") after the Record Date and the transferee Shareholder establishes his ownership to the Common Shares and has demanded to the registrar and transfer agent of the Corporation not later than ten (10) days before the Meeting that his name be included on the list of Shareholders, in which case the transferee will be entitled to vote the transferred Common Shares at the Meeting.

DATED at Calgary, Alberta this 7th day of April, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF

GENTRY RESOURCES LTD.

"Ketan Panchmatia"

Vice-President, Finance, Chief Financial Officer, and Secretary/Treasurer

MANAGEMENT PROXY CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, MAY 19, 2006

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Management Proxy Circular") is furnished in connection with the solicitation of proxies by the management of Gentry Resources Ltd. (the "Corporation") for use at the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares of the Corporation ("Common Shares"), to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

This is a management proxy circular and proxies are solicited hereby by or on behalf of the management of the Corporation for use at the Meeting.  It is expected that the solicitation will primarily be by mail.  In addition to the use of mail, proxies may be solicited by personal interviews or by means of communication by directors, officers and employees of the Corporation who will not be remunerated therefor.  The cost of solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy or voting instruction form (each referred to as a "Form of Proxy") are directors and/or officers of the Corporation.  A Shareholder has the right to appoint a proxy to represent him or her at the Meeting, other than the persons whose names are printed in the accompanying Form of Proxy, by inserting the name of his or her chosen proxy in the blank space provided for that purpose in the Form of Proxy.  The completed Form of Proxy must be received (either directly or indirectly through a Shareholder's broker or other intermediary) by the Corporation's transfer agent, Computershare Trust Company of Canada, at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least 48 hours before the meeting or any adjournment thereof.  The person so named as the proxy need not be a Shareholder.

The Form of Proxy must be signed by the Shareholder or by his or her duly authorized attorney in writing or, if the Shareholder is a corporation, it must be either under its corporate seal or signed by a duly authorized officer.

A Shareholder who has given a proxy instrument may revoke it:

(a)

by completing a proxy instrument bearing a later date and depositing it with the Corporate Secretary of the Corporation; or

(b)

as to any matter on which a vote shall not have already been cast pursuant to the authority conferred by such proxy instrument, by signing a written notice or verification and delivering it to the Corporate Secretary of the Corporation or the Chairman of the Meeting; or

(c)

by attending the Meeting in person and personally voting the Common Shares represented by the proxy instrument; or

(d)

in addition to the revocation in any other manner permitted by law, a proxy may be revoked under subsection 148(4) of the Canada Business Corporations Act, by instrument in writing executed by the Shareholder or by his duly authorized attorney in writing, (or if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof authorized in writing) to be deposited at either the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which time the proxy instrument is to be used, or with the Chairman of such Meeting on the day of the Meeting or adjournment thereof.

Exercise of Discretion of Proxies

The Common Shares represented by the enclosed Form of Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions of the Shareholder executing it and if such Shareholder indicates a choice with respect to any matter to be acted on at the Meeting, the Common Shares will be voted accordingly.  In the absence of such instructions, the Common Shares represented by the Form of Proxy will be voted FOR each matter for which no specification has been made.

The enclosed Form of Proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting.  At the time of printing this Management Proxy Circular, management of the Corporation is not aware of any such amendments, variations or other matters.

Notice to Beneficial Owners

The information in this section is of significant importance to many shareholders as a substantial number of the shareholders do not hold Common Shares in their own name.  If you do not hold your Common Shares in your own name, you are considered a “Beneficial Owner”.  If your Common Shares are listed in an account statement provided to you by a broker, then in almost all cases those Common Shares will not be registered in your name on the records of the Corporation.  Those Common Shares will more likely be registered under the name of your broker or an agent of that broker.  In Canada, the vast majority of Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms).  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Owner.  Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. Applicable regulatory policy requires a broker/intermediary to seek voting instructions from their Beneficial Owners in advance of shareholders' meetings.  Every broker/intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Owners in order to ensure that their Common Shares are voted at the Meeting.  The purpose of a form of proxy supplied to a Beneficial Owner by their broker is limited to instructing the broker how to vote on behalf of the Beneficial Owner. A Beneficial Owner receiving a voting instruction form cannot use that form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by the broker/intermediary well in advance of the Meeting in order to have the Common Shares voted. Beneficial Owners who receive forms of proxies or voting materials from organizations other than Investor Communications (“ADP”) should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

There are two kinds of Beneficial Owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Corporation has decided to directly deliver proxy-related materials to its NOBOs. As a result NOBOs will receive, with this Circular, a scannable Voting Instruction Form (VIF) prepared by the Corporation’s transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case may be) ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate voting instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive. OBOs will receive their proxy-related material from their broker/intermediary or ADP and should complete and return such forms of proxy or voting materials in accordance with the instructions on such materials in order to properly vote their Common Shares at the Meeting.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

As of April 7, 2006 there were 38,682,225 Common Shares issued and outstanding.  Each holder of the Common Shares is entitled to one (1) vote at the Meeting for each Common Share registered in his or her name as at the close of business on April 7, 2006 (the "Record Date").  At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote, shall have one (1) vote, subject to certain restrictions imposed on the ability of a proxyholder to vote by show of hands where such proxyholder has conflicting instructions from more than one Shareholder. On a ballot, every Shareholder present in person or by proxy has one (1) vote for each Common Share of which he or she is the registered holder. A Shareholder present in person or represented by proxy may demand a ballot either before or after any vote by show of hands. Only those Shareholders of record on the Record Date shall be entitled to vote at the Meeting or any adjournment thereof, except to the extent that:

(a)

such person transfers ownership of any of his or her Common Shares after the Record Date; and

(b)

the transferee of those Common Shares produces properly endorsed share certificate(s) or otherwise establishes his or her ownership of the Common Shares; and

(c)

the transferee of those Common Shares has demanded to the registrar and transfer agent of the Corporation, not later than ten (10) days before the Meeting, that his or her name be included on the Shareholders' list in which case the transferee shall be entitled to vote the transferred Common Shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the votes attached to Common Shares of the Corporation.

MATTERS TO BE ACTED ON AT THE MEETING

1.

Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the year ending December 31, 2005, together with the Auditors' Report thereon (the "Financial Statements"), will be presented to the Shareholders at the Meeting. The Financial Statements, which are contained in the Corporation’s 2005 Annual Report, are being mailed to the Shareholders of record with this Management Proxy Circular. The Financial Statements are also available on the internet at the Corporation’s website, www.gentryresources.com and under the Corporation’s SEDAR profile at www.sedar.com.

2.

Election of Directors

The following directors were elected at the last annual and special meeting of the Shareholders of the Corporation held on May 20, 2005:  Hugh G. Ross, A. Bruce Macdonald, George T. Hawes, Michael H. Halvorson and Walter O'Donoghue.

The Corporation proposes that the Board of Directors be comprised of five (5) Directors.  Each Director elected will hold office until the next annual meeting of the Shareholders or until his successor is duly elected or appointed, unless his office is earlier vacated by death, removal or other cause in accordance with the Articles of the Corporation. Mr. Hawes will not be standing for re-election at the meeting and it is proposed that Mr. Dean G Prodan stand in his place.  Mr. Prodan graduated from the University of Saskatchewan in 1986 with a B.A. (Economics) and has over 15 years of experience in the Canadian oil and gas capital markets.

From May 1987 to November 1989, Mr. Prodan was employed by RBC Dominion Securities Inc. In 1989, he joined Peters & Co. Limited where he served as an institutional broker and was responsible for advising some of the largest pension and mutual funds in North America on the Canadian oil and gas market.

In 1993, Mr. Prodan was a founding shareholder and institutional broker at FirstEnergy Capital Corp. where he stayed until 1997. Mr. Prodan has previously managed energy funds such as the Dominion Equity Resource Fund Inc. and is currently the portfolio manager for the Canada Dominion Resource Limited partnerships. An active philanthropist, Mr. Prodan also sits as Chair on the Board of Directors for the Calgary Foundation – a charitable organization whose goal is to improve the quality of life and address the critical issues facing the community of Calgary. Mr. Prodan also acts as a director for several public oil and gas companies, including Macro Enterprises Inc., Marauder Resources East Coast Inc. and NQL Energy Services Inc.

Management does not contemplate that any of the nominees will be unable to serve as a Director.  In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the Form of Proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as Directors at their discretion.

The name, residence, position with the Corporation, principal occupation, date of appointment as a director and number of Common Shares (as well as options) beneficially owned, directly or indirectly, or over which control or direction is exercised, with respect to each of the five nominees as directors of the Corporation is as follows:

Name, Residence and Positions held with the Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned Directly or Indirectly or Over which Control or Direction is Exercised
Hugh G. Ross(5) Calgary, Alberta, Canada, President, CEO and Director	President and Chief Executive Officer of Gentry Resources Ltd.	Feb. 23, 1987	1,949,011
A. Bruce Macdonald(1)(2)(4) Calgary, Alberta, Canada Director	President, Stoneyfell Investments Inc., a private oil & gas management consulting company	Nov. 13, 1995	256,450
Michael H. Halvorson(1)(2) Edmonton, Alberta, Canada Director	President of Halcorp Capital Ltd., a private company specializing in the raising of investment capital	Aug. 29, 1994	507,433
Walter O'Donoghue(3)(4) Calgary, Alberta, Canada Director	Former Partner, Bennett Jones LLP, a law firm	May 29, 1998	183,126
Dean G. Prodan(6)(7) Calgary, Alberta, Canada	President, UTA Asset Management Corp., a registered portfolio manager	n/a	410,300

Notes:

(1)  Denotes member of Audit and Risk Management Committee.

(2)  Denotes member of Compensation and Human Resources Committee.

(3)  Denotes member of Corporate Governance Committee.

(4)  Denotes member of Reserve Evaluation Committee.

(5) 1,791,528 Common Shares are held directly by Mr. Ross and 157,483 Common Shares are owned by an associate of Mr. Ross.

(6)  Probeauco Financial Corp., a wholly-owned corporation of Dean G. Prodan, was a significant shareholder of Radiant Energy Corporation (“Radiant”).  On April 11, 2003, the Alberta Securities Commission (“ASC”) issued a cease trade order against Radiant, its senior officers, directors and significant shareholders for Radiant’s failure to file its 2002 year-end audited financial statements.   The required financial statements were subsequently filed on May 20, 2003 and there is no longer a cease trade order outstanding against either Radiant or Mr. Prodan.  Mr. Prodan is no longer a shareholder of Radiant.

(7)  The 410,300 Common Shares of the Corporation which Mr. Prodan controls are held indirectly through CMP 2005 Resource LP, Canada Dominion Resource 2005 LP and Canada Dominion Resource 2005 II LP.

The number of Common Shares beneficially owned by the nominees for directors, directly or indirectly, is as of April 7, 2006 and is based on information filed on the System for Electronic Disclosure by Insiders at www.sedi.com.

Except where authority to vote on the election of directors is withheld, the persons named in the accompanying Form of Proxy intend to vote FOR the election of the nominees whose names are set forth above, all of whom (other than Mr. Dean Prodan) are now members of the board of directors.

3.

Re-appointment and Remuneration of Auditors

At the Meeting, Shareholders will be asked to re-appoint Collins Barrow Calgary LLP, Chartered Accountants, as auditors for the Corporation until the next annual meeting of Shareholders at a remuneration to be fixed by the board of directors of the Corporation, upon recommendation of the Audit Committee.  Collins Barrow Calgary LLP were first appointed auditors of the Corporation in 1987.

Certain information regarding the Corporation's Audit Committee, including the fees paid to the auditors of the Corporation in the last two fiscal years, that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators is contained in the Corporation's Annual Information Form for the year ended December 31, 2005, which is available on the internet at the Corporation's website at www.gentryresources.com and under the Corporation’s SEDAR profile at www.sedar.com.

Except where authority to vote on the appointment and remuneration of the auditors is withheld, the persons named in the accompanying Form of Proxy intend to vote FOR the re-appointment of Collins Barrow Calgary LLP, Chartered Accountants, as auditors of the Corporation.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

In accordance with applicable securities legislation, the Corporation had five (5) Named Executive Officers during the financial year ended December 31, 2005, namely its President and Chief Executive Officer, Hugh G. Ross, its Chief Operating Officer, R. Gordon McKay, its Chief Financial Officer, Vice President, Finance, and Secretary/Treasurer, Ketan Panchmatia, its Vice President, Operations, Robert Poole, and its Vice President, Exploration, George Magarian. Hugh Ross and Gordon McKay have served in that capacity during each of the last five (5) financial years of the Corporation.  Ketan Panchmatia has served as Chief Financial Officer and Secretary/Treasurer during each of the last five (5) financial years and has served as Vice President, Finance since May 25, 2001. Robert Poole and George Magarian were appointed to their positions on December 16, 2004.

The following table sets forth the annual, long term and other compensation earned by each of the Named Executive Officers from the Corporation for each of the last three (3) financial years ended December 31, 2005, 2004, and 2003.

Summary Compensation Table

		Annual Compensation			Long Term Compensation (1)
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Common Shares/ Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)(5)
Hugh G. Ross, President & CEO(2)	2005	217,500	65,300	12,888	Nil	Nil	Nil	10,875
	2004	207,750	50,000	14,768	200,000	Nil	Nil	10,388
	2003	198,750	33,800	10,609	50,000	Nil	Nil	9,938
R. Gordon McKay, COO	2005	168,250	50,500	6,851	Nil	Nil	Nil	8,413
	2004	161,500	24,000	1,477	75,000	Nil	Nil	8,075
	2003	155,250	21,700	242	50,000	Nil	Nil	7,763
Ketan Panchmatia, Vice President, Finance, Secretary/ Treasurer & CFO	2005	148,500	44,600	1,216	Nil	Nil	Nil	7,425
	2004	142,500	35,500	1,401	75,000	Nil	Nil	7,125
	2003	136,500	23,200	384	50,000	Nil	Nil	6,825
Robert Poole, Vice President, Operations(3)	2005	142,250	42,700	960	Nil	Nil	Nil	7,113
	2004	129,750	39,000	1,110	75,000	Nil	Nil	6,488
	2003	124,500	21,200	81	40,000	Nil	Nil	6,225
George Magarian, Vice President, Exploration(4)	2005	130,315	39,100	919	Nil	Nil	Nil	6,516
	2004	129,000	26,000	1,110	75,000	Nil	Nil	6,450
	2003	124,500	16,200	28	40,000	Nil	Nil	6,225

Notes:

(1)

The Corporation has not issued any stock appreciation rights, restricted Common Shares or restricted share units; does not have any long-term incentive plans ("LTIP") nor made any similar payments; and does not have any pension or retirement plans.

(2)

Mr. Ross, as a director of the Corporation, also received certain director's fees during the financial years ended December 31, 2005, 2004 and 2003.  See "Compensation of Directors".

(3)

Mr. Poole was appointed Vice President, Operations effective December 16, 2004. Prior to December 16, 2004, Mr. Poole was the Operations Manager of the Corporation.

(4)

Mr. Magarian was appointed Vice President, Exploration effective December 16, 2004. Prior to December 16, 2004, Mr. Magarian was the Exploration Manager of the Corporation.

(5)

Represents the value of the Corporation's contributions to the Employee Share Ownership Plan on behalf of the Named Executive Officer. See "Employee Share Ownership Plan" below.

Stock Option Plan

The Corporation has instituted the Option Plan pursuant to which options to purchase Common Shares ("Options") may be granted to directors, officers and employees of the Corporation. The Option Plan is intended to provide the Corporation with the ability to issue options to provide the employees, officers, directors, and other service providers of the Corporation with long term equity based performance incentives, which are a key component of the Corporation's executive compensation strategy.  The Corporation believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to the enhancement of shareholder value.  This is accomplished through the use of stock options whose value over time is dependent on market value.  No financial assistance is provided by the Corporation for any optionees to facilitate the exercise of any stock options or the acquisition of any Common Shares pursuant to any exercise of any stock options.

A total of 5,000,000 Common Shares are currently reserved for the issuance upon the exercise of Options issued pursuant to the Option Plan, representing 13% of the currently issued and outstanding Common Shares, and 2,491,066 Options to acquire Common Shares are outstanding, representing 6% of the currently issued and outstanding Common Shares. Options representing 1,095,601 Common Shares reserved for issuance have been previously exercised and are not currently available for future issuance, leaving 1,413,333 Common Shares (representing approximately 4% of the issued and outstanding Common Shares) reserved and available for issuance upon the exercise of Options that may be granted in the future.

The total number of Common Shares which may be granted to any optionee under the Option Plan shall not exceed 5% of the issued and outstanding Common Shares.  The maximum number of Common Shares which may be reserved for issuance to insiders of the Corporation under the Option Plan may not exceed 10% of the issued and outstanding Common Shares. No Options may be granted if such grant could result in the issuance to insiders of the Corporation, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares. Additionally, no Options may be granted if such grant could result in the issuance to any one insider and such insider’s associates, within a one-year period, of a number of Common Shares exceeding 5% of the issued and outstanding Common Shares.

The Option Plan is administered by the Compensation and Human Resources Committee of the Board of Directors of the Corporation. This committee has the discretion to determine to whom Options will be granted, the number and exercise price of such Options and the terms and time frames in which the Options will be exercisable.  However, Options may be exercisable for a maximum of ten calendar years from the date of grant and the exercise price of such Options may not be lower than the market price of the Common Shares on the business day prior to the date of grant.

Subject to a resolution passed by the directors stating otherwise, an Option shall terminate immediately upon the optionholder ceasing to be a director, officer or employee of the Corporation.  Notwithstanding the foregoing, if the optionholder's employment by the Corporation is terminated without cause, the Options may be exercised by the optionholder within 90 days of the date of termination of employment or directorship of such individual, as long as the Options do not expire by such time and have vested in accordance with their terms.  If the optionholder’s employment is terminated by the optionholder for "Good Reason" (as defined in the Option Plan), or an optionholder retires, the Options may be exercised by such optionholder within 180 days of such termination of employment or retirement, as long as the Options do not expire by such time and have vested in accordance with their terms. Upon the death of an optionholder, the options may be exercised by the optionholder's legal representative within one year after the date of death.  The Option Plan contains standard adjustment and anti-dilution provisions in the event of a merger, amalgamation, arrangement or sale of all or substantially all of the assets of the Corporation, or if there is a subdivision, consolidation or reclassification of the Common Shares.  Additionally, the Option Plan provides for the acceleration of the vesting period for any Options granted if a take-over bid is made for the Common Shares.

The Option Plan states that the Board of Directors may amend the Option Plan at any time.  Any amendment to the Option Plan is subject to the prior approval of the TSX, and no amendment may be made to the Option Plan or an Option granted under the Option Plan that would alter or impair any previously granted Options, without the prior written consent of the Option holder.  The Board of Directors may terminate the Option Plan at any time and upon notification of such termination each Option shall vest and become exercisable for a period of 30 days.

As of December 31, 2005 there were a total of 2,604,667 Options outstanding under the Option Plan at exercise prices ranging from $0.45 to $5.24 (with a weighted average exercise price of $1.76) and expiration dates ranging from June 18, 2006 to March 13, 2011. As of December 31, 2005, a total of 1,805,226 of these outstanding Options with an average exercise price of $1.39 were exercisable.  For additional information regarding the Option Plan and outstanding Options as at December 31, 2005, see Note 8(c) to the Corporation's audited consolidated financial statements for the year ended December 31, 2005.  No Options were repriced in the 2005 fiscal year.

Options Granted During the Most Recently Completed Financial Year

During the year ended December 31, 2005 there were no options granted to Named Executive Officers by the Corporation.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth information concerning options exercised during the financial year ended December 31, 2005 and the value of unexercised options as at December 31, 2005:

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options at December 31, 2005 ($) Exercisable/Unexercisable
Hugh G. Ross	75,000	440,150	124,167 / 133,333	528,826 / 503,999
R. Gordon McKay	Nil	n/a	150,000 / 50,000	737,750 / 189,000
Ketan Panchmatia	Nil	n/a	150,000 / 50,000	737,750 / 189,000
George Magarian	Nil	n/a	150,000 / 50,000	699,950 / 189,000
Robert Poole	Nil	n/a	175,000 / 50,000	846,000 / 189,000

The value of the unexercised options at December 31, 2005 was based on the closing price of the Common Shares on the Toronto Stock Exchange as at December 31, 2005, being $6.08.

Employee Share Ownership Plan

The Corporation has instituted an Employee Share Ownership Plan ("ESOP") effective January 1, 2003 in which all employees of the Corporation resident in Canada, including the Named Executive Officers, are eligible to participate after six months’ employment with the Corporation.  The Corporation matches the employee's contribution in an amount not exceeding 5% of the employee's annual salary, excluding any bonuses or other payments, perquisites or benefits. Both the employee's and the Corporation's contributions are invested exclusively in treasury Common Shares of the Corporation thereby aligning the interests of employees with those of the Shareholders. The Common Shares are issued on a monthly basis at the weighted average trading price on the TSX for the month in which they are purchased. The value of the Corporation's contributions to the ESOP on behalf of the Named Executive Officers is disclosed in the "All Other Compensation" column in the Summary Compensation Table above.

A total of 500,000 Common Shares are currently reserved for issuance under the ESOP, representing 1.3% of the currently issued and outstanding Common Shares, and 189,573 Common Shares have been issued to date under the ESOP, representing 0.5% of the issued and outstanding Common Shares. As of April 7, 2006 there were a total of 310,427 Common Shares reserved and available for future issuance under the ESOP, representing 0.8% of the issued and outstanding Common Shares.

The ESOP states that the number of Common Shares reserved for issuance under the ESOP and any other share compensation arrangement of the Corporation (currently being only the Option Plan) shall not, without the approval of Shareholders, exceed, in the aggregate, 10% of the number of Common Shares outstanding at such time. The ESOP states that the Board of Directors may amend the ESOP at any time.  Any amendment to the ESOP is subject to the prior approval of the TSX, and no amendment may be made to the ESOP that would alter or impair any previously issued Common Shares purchase under the ESOP, without the prior written consent of the employee.  The Board of Directors may terminate the ESOP at any time. The eligibility to purchase Common Shares under the ESOP shall terminate immediately upon the employee ceasing to be employed by the Corporation. The ESOP is administered by the Compensation and Human Resources Committee of the Board of Directors of the Corporation.

Termination of Employment, Change-in-Control and Employment Contracts

The Corporation has no employment contracts with any employees, including any Named Executive Officers, respecting the resignation, retirement or other termination of employment of any employees, including any Named Executive Officers, or a change-in-control of the Corporation.

The Corporation has implemented an Employment Termination Compensation Plan effective January 1, 2002 (the "Plan") which provides that in the event of a change-in-control of the Corporation each employee of the Corporation, including Named Executive Officers, shall be entitled to specified compensation for the termination of his employment by the Corporation without "just cause" (as defined in the Plan) or by the employee for "good reason" (as defined in the Plan) within a period of six (6) months after the date of a change-in-control.

The specific formula to calculate the Notice Period contemplated in the Employment Termination Compensation Plan is based on the number of years an employee has been with the Company and the employee’s compensation level, as follows:

Notice Period = Number of Years of Service + (Annual Compensation/$10,000)

2

The Notice Period, in months, is multiplied by the monthly compensation (calculated by dividing the annual compensation of the employee by 12) and that is the Compensation Amount.  The following exceptions apply to the Compensation Amount:

a)

For the officers of the Corporation, including the Executive Officers, the Notice Period shall be increased by four months;

b)

For employees of the Corporation (other than the Executive Officers and any other officers of the Corporation) who are members of recognized professional associations and/or licensing or governing bodies, the Notice Period shall be increased by two months;

c)

For the incumbent President and Chief Executive Officer of the Corporation, the Notice Period shall not be less than 30 months; and

d)

For the incumbent Vice-Presidents of the Corporation, the Notice Period shall not be less than 24 months.

None of the Executive Officers are entitled to more than 30 months or 24 months compensation, as applicable. Annual compensation includes the annual salary payable, any  additional salary, wages or bonus, contributions made by the Corporation on behalf of the employee pursuant to the ESOP, any employee pension plan or registered retirement savings plan contributions of the Corporation, the Canada Pension Plan contributions of the Corporation, any car, location or travel allowance(s) payable to the employee, the value of any the imputed interest on any outstanding loans payable by the employee to the Corporation which are non-interest bearing and any other incentive compensation payment(s) by the Corporation to the employee for the year.

As used in the Plan, "change-in-control" of the Corporation means any change in the registered holdings and/or beneficial ownership of the Common Shares as a result of which a person or a group of persons or persons acting jointly or in concert or persons associated or affiliated with any such person(s) or group(s) within the meaning of the Canada Business Corporations Act are in a position to exercise effective control of the Corporation, provided that any such person(s) or group(s) directly or indirectly holding and/or owning and/or controlling Common Shares of the Corporation in excess of the number that would entitle such person(s) to cast more than 50% of the votes attaching to all Common Shares of the Corporation that may be cast to elect directors of the Corporation shall be deemed to be in a position to exercise effective control of the Corporation.

Under the Plan, termination of employment includes the occurrence of the following after a change-in-control:

(a)

any material change in the employee's office or employment;

(b)

any material change in the nature or scope of duties;

(c)

any requirement without the employee's agreement to change his place of employment;

(d)

any reduction in the employee's remuneration;

(e)

any withdrawal of benefits or privileges of employment; or

(f)

any exclusion from any incentive compensation plans in which employee was a participant.

The Plan is not in substitution for, or replacement of, any additional or other compensation to which an employee, including any Named Executive Officer, may be entitled under statute or common law and no legal rights of any employee, including any Named Executive Officer, are adversely affected by the Plan.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee of the Board of Directors of the Corporation (the "Committee") annually reviews, considers and makes recommendations respecting the compensation philosophy and remuneration policy of the Corporation for consideration by the Board of Directors of the Corporation.  Among its specific responsibilities, the Committee reviews, considers and recommends for approval:

(a)

the compensation philosophies and remuneration policies of the Corporation;

(b)

the recommendations of senior management of the Corporation respecting the compensation, including salaries, stock option grants, benefits and perquisites, of the Named Executive Officers and other key employees of the Corporation;

(c)

the annual performance objectives for, and the performance appraisal of, the President and Chief Executive Officer of the Corporation;

(d)

any amendments to the provisions of the employee share ownership plan, the Option Plan and the benefit programs of the Corporation; and

(e)

the compensation of the Board of Directors and its committees, including the granting of stock options to directors of the Corporation.

The Committee is comprised of two (2) members of the Board of Directors.  The Committee generally meets three (3) times annually.  The members of the Committee during 2005 were Michael Halvorson and A. Bruce Macdonald.

No executive officer of the Corporation serves on the Committee or is a director of a company of which a member of the Committee or a director of the Corporation is an executive officer.

Report on Executive Compensation

The objective of the Corporation's executive compensation program is to reward executive officers for corporate performance and personal performance and contributions to the achievement of corporate goals and objectives.  The executive compensation program is designed to attract and retain executive officers with superior technical and leadership skills, align the interests of executive officers with those of the Shareholders and otherwise create a corporate environment where executive officers are committed to the short term and long term success of the Corporation.

The Corporation compares its executive compensation program and practices to a self-selected group of comparable junior oil and gas companies that compete in the Canadian oil and gas industry which is subject to occasional change as competitors change their focus, merge or are acquired or as new competitors emerge.

The Corporation provides market-based salaries, stock option awards and competitive benefits and perquisites to executive officers.

The Corporation's executive compensation program consists of the following components:

(1)

Market-Based Salary

This component is based on competitive salaries in the Canadian oil and gas industry for comparable positions.  The salary level is determined by personal performance, contributions to the achievement of corporate goals and objectives and corporate, industry and professional experience.  Salaries are targeted at the comparable median salaries of oil and gas industry competitors.

(2)

Stock Options

The Corporation provides stock option awards to more closely align the interests of executive officers with those of the Shareholders, enhance Shareholder value, influence long term goals, objectives and efforts of executive officers and otherwise provide competitive compensation.  The granting of stock option awards to Named Executive Officers and other key employees of the Corporation is dependent upon corporate performance and personal performance and contributions to the achievement of corporate goals and objectives.  It is the intention that executive officers have the opportunity to realize a substantial portion of their overall long-term compensation as a result of enhancing shareholder value and that overall compensation be competitive.  By using stock options as a key form of incentive compensation for executive officers, increases or decreases in executive officer compensation shall be determined by overall corporate performance, which is generally reflected in the price of the Common Shares.

(3)

Benefits and Perquisites

This component consists of life insurance, health plans and employee share ownership plan contributions, which are provided to the Named Executive Officers and all other employees of the Corporation.  In addition, certain club memberships are provided to Named Executive Officers.

The President and Chief Executive Officer establishes specific goals and objectives based on the strategy and plans of the Corporation, which goals and objectives are approved by the Board of Directors annually, and reports regularly to the Board of Directors on his progress in accomplishing such goals and objectives.

The compensation of all executive officers, including the President and Chief Executive Officer of the Corporation, is compared against compensation paid to similarly sized oil and gas companies as reported by Towers Perrin and other publicly available information.  The Committee considers the other issuers’ size according to revenues and market capitalization as well as the nature and complexity of operations.

The Committee's continuing objective and mandate in 2006 is to further ensure the Corporation's executive compensation program directly influences and further improves executive performance and efforts in the achievement of corporate and personal performance goals and objectives.

On behalf of all of the members of the Committee, being Michael Halvorson and A. Bruce Macdonald.

Performance Graph and Table

The following graph and table show changes during the last five (5) years in the value of $100.00 invested on December 31, 2000 in the Common Shares, the S&P/TSX Composite Index and the S&P/TSX Energy Index as at December 31, 2005:

	Dec. 31/00	Dec. 31/01	Dec. 31/02	Dec. 31/03	Dec. 31/04	Dec. 31/05
Common Shares	$100	$212	$215	$305	$537	$935
S&P/TSX Composite Index	$100	$ 87	$ 77	$ 97	$111	$138
S&P/TSX Energy Index	$100	$107	$122	$152	$152	$324

Compensation of Directors

The directors of the Corporation were paid an annual fee of $16,000 by the Corporation for services in their capacity as directors of the Corporation during the financial year ended December 31, 2005.  Directors also received $1,000 per board and committee meeting. These meeting fees are doubled for out-of-town directors when personally in attendance. Committee chairs received a further $1,000 per committee meeting. All out-of-pocket expenses incurred by a director, as a result of discharging their duties as directors of the Corporation, are reimbursed at face value.

The directors of the Corporation are entitled to participate in the Stock Option Plan but no options were granted to any director during 2005.

Management Services Contracts

Hawkeye Resources Ltd. provides certain management services to the Corporation. Pursuant to a Consulting Agreement with the Corporation effective January 1, 1999, it received consulting fees in the aggregate amount of $87,375 during the financial year ended December 31, 2005.

A. Bruce Macdonald, a director of the Corporation, is a shareholder, director and officer of Hawkeye Resources Ltd., which provides management advisory and consulting services to the Corporation, and its officers and management.  These management services are in addition to Mr. Macdonald's duties and responsibilities to the Corporation in his capacity as a director of the Corporation.

The contract with Hawkeye Resources Ltd. was terminated December 31, 2005.

 Directors and Officers Liability Insurance

The Corporation maintains directors' and officers' liability insurance for the directors and officers of the Corporation, its subsidiaries, and affiliates. The Corporation pays an annual premium of $49,175.  The aggregate insurance coverage is to a limit of $10,000,000 per year and $10,000,000 per loss, with no deductible with respect to a claim by a director or officer, but subject to a deductible of $100,000 for each claim by the Corporation.  No portion of the premium is paid by any of the directors or officers of the Corporation, its subsidiaries, or affiliates.

Indebtedness of Directors and Officers

None of the directors or officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2005, the number of Common Shares (being the only current equity securities of the Corporation) which are authorized for issuance with respect to compensation plans.  For a description of the Corporation's stock option plan and employee share ownership plan, see "Executive Compensation – Stock Option Plan" and "– Employee Share Ownership Plan" above.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,604,667	$1.76	1,406,666(1) 318,819(2)
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	2,604,667	$1.76	1,725,485

Notes:

(1)

Represents Common Shares available for future issuance under the Corporation's stock option plan as of December 31, 2005.

(2)

Represents Common Shares available for future issuance under the Corporation's employee share ownership plan as of December 31, 2005.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, none of the directors, proposed directors or officers of the Corporation, or any associate or affiliate of such person has any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the Corporation or its subsidiaries, except as described elsewhere in this Management Proxy Circular.

CORPORATE GOVERNANCE

The Corporation is in compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices and has set forth in Schedule “A” hereto the corporate governance practices of the Corporation.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or any proposed nominee for election as a director, or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, except as otherwise disclosed herein.

ADDITIONAL INFORMATION

The Corporation regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis ("MD&A") and other important information with the securities commissions or similar authorities in each of its reporting provinces in Canada.  Financial information of the Corporation is contained in the audited and consolidated comparative financial statements and MD&A of the Corporation for the year ended December 31, 2005. Copies of such documents are available through the Internet on the Corporation's profile at www.sedar.com or may be obtained on request and without charge from the Corporate Secretary of the Corporation, at Suite 2500, Hanover Place, 101 – 6th Avenue S.W., Calgary, Alberta, T2P 3P4, Telephone (403) 264-6161.

OTHER MATERIAL FACTS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the Common Shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by Proxy.

APPROVAL OF CIRCULAR

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

"Ketan Panchmatia"

Chief Financial Officer, Vice-President, Finance and Secretary/Treasurer

Dated at Calgary, Alberta on April 7, 2006.

SCHEDULE "A"

GENTRY RESOURCES LTD. (the "Corporation")

BOARD OF DIRECTORS (the "Board")

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

An “independent director” is a director who is independent of management and is a person who does not have any direct or indirect material relationship with the Corporation which, in the view of the board of directors of the issuer, could reasonably interfere with the exercise of the member’s independent judgment.  Under this definition, the board has three independent directors, Michael Halvorson, George T. Hawes, and Walter B. O’Donoghue, which is a majority of the directors.

The directors who are not independent are Hugh G. Ross, President and Chief Executive Officer of the Corporation and A. Bruce Macdonald, Shareholder, director and officer of Hawkeye Resources Ltd., which had entered into a Consulting Agreement effective January 1, 1999 with the Corporation, but was terminated in 2005. The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, but are able to convene such a meeting should they desire.  While there is no formal leadership for its independent directors, open and candid discussion is encouraged at all times.  The Board does not have a chairperson.

Certain directors of the Corporation serve as directors of other issuers.  The nominees for election as directors of the Corporation that are directors of other public companies or reporting entities are as follows: Mr. Hugh G. Ross is a director of Stratic Energy Corporation and Winslow Resources Inc.; Mr. A. Bruce Macdonald is a director of Stratic Energy Corporation; Mr. Walter B. O’Donoghue, Q.C. is a director of Canadian Oil Sands; Mr. Michael H. Halvorson serves as a director of the following public companies: Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.), Orezone Resources Inc., Esperanza Silver Corporation, Canadian Gold Hunter Corp., Viceroy Exploration Ltd., Strathmore Minerals Corp., NovaGold Resources Inc., and Pediment Exploration Ltd.; and Mr. George T. Hawes is a director for Midway Gold Corp.

Summary of Directors’ Attendance

The following table discloses the attendance record for each director for all board meetings and committee meetings held during 2005.

Board Member	Board Meetings	Audit & Risk Management Committee Meetings	Compensation & Human Resources Committee Meetings	Corporate Governance Committee Meetings	Reserve Evaluation Committee Meetings
Hugh G. Ross	4 of 4	n/a	n/a	n/a	n/a
George T. Hawes	4 of 4	4 of 4	n/a	2 of 2	n/a
Walter B. O’Donoghue	4 of 4	n/a	n/a	2 of 2	2 of 2
Michael H. Halvorson	4 of 4	4 of 4	3 of 3	n/a	n/a
A. Bruce Macdonald	4 of 4	4 of 4	3 of 3	n/a	2 of 2

Note:  In respect of each director, the number of board and committee meetings attended is shown relative to the maximum number of board and committee meetings that such director was eligible to attend based on such director’s committee membership and tenure as a director of the Corporation.

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Board Mandate

While the Board and each of its committees have adopted specific mandates or terms of reference, the Board retains plenary power and the duty and responsibility to manage the business and affairs of the corporation.  The Board delegates specific duties and responsibilities to Board committees and senior management and imposes corresponding expenditure and other limitations. Any duty or responsibility that is not delegated to senior management or a Board committee remains with the Board.  A copy of the Terms of Reference adopted by the Board can be obtained from the Corporation’s website at www.gentryresources.com.

Position Descriptions

Chairman

The Board as a whole does not have a chairperson but each committee does.  The Board has not developed written position descriptions for each chair, but expects the chair to lead each committee meeting, appoint a secretary for the meeting, have a casting vote in case of deadlock and provide the committee report to the Board at its next meeting.

Chief Executive Officer

The board and the Chief Executive Officer have not developed a written position description for the Chief Executive Officer but agree that the position’s objectives constitute an annual mandate.   These objectives include the general mandate to maximize shareholder value.  In addition, the responsibilities of the office include, but are not limited to: in consultation with the board, annually determine the strategic direction of the Corporation and to determine with the board the near-term objectives toward achieving those strategies and the related annual plans and budgets; to undertake the day-to-day management and operation of the Corporation and provide leadership to review the annual plans and budgets; to consider the balance among the interests of shareholders, regulatory agencies, employees and the community at large; and to undertake appropriate communication with shareholders regarding the Corporation’s activities and objectives.

Orientation and Continuing Education

The Corporation conducts an informal orientation which involves meetings with the Board, as a whole, to orient new directors regarding the role of the Board, its committees and its directors and further meetings with the Board and management separately to educate about the nature and operation of the Corporation’s business.

Directors are encouraged to take courses/seminars they deem appropriate. The Corporate Governance Committee has not implemented formal director orientation and continuing education programs.

Ethical Business Conduct

Gentry has adopted a written code of conduct for its directors, officers and employees, a copy of which can be obtained from the SEDAR website at www.sedar.com.

The Code sets out our basic principle that all directors, officers and employees should act with integrity, honestly and in compliance with applicable laws. In addition to the Code, the Board has established an internal policy by which employees and contractors are encouraged to report, either anonymously or not (as the person wishes), any fraud, improper or illegal conduct or unethical behaviour. Any breach of the Code requires disclosure to the Board. No waivers of the Code have been given and no breaches have been reported. Since the Corporation has a small number of employees, Board members have the ability to have personal contact with the employees. In discussions between employees and the Board, employees are encouraged to have open and frank discussions with the Board or any member of the Board on any matter of concern.

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Nomination of Directors

To assist in the selection process to identify new candidates for the Board, the Board, as a whole, will have general discussions to identify desired characteristics and qualifications.  The Board uses business contacts to source appropriate candidates.

The Board does not have a nominating committee, the process of nomination of directors can be done by any director.

Compensation

The Compensation and Human Resources Committee is not composed entirely of independent directors as Mr. A Bruce Macdonald serves as a committee member.

Compensation of all executive officers, including the President and Chief Executive Officer of the Corporation, is compared against compensation paid to similarly sized oil and gas companies as reported by Towers Perrin and other publicly available information. The Compensation and Human Resources Committee is mandated to annually review and recommend to the Board for approval the remuneration of directors.

A copy of the Terms of Reference for the Compensation and Human Resources Committee can be obtained from the Corporation’s website at www.gentryresources.com.

Other Board Committees

Corporate Governance Committee

The Committee shall be charged with the following advisory functions, duties and responsibilities:

1.

Annually review the scope, duties and responsibilities of Board committees and recommend to the Board amendments thereto where advisable, including identification of committees to whom management should report on specific issues.

2.

Ensure that the Board is aware of current legislation and other developments with respect to corporate governance generally and the duties and responsibilities of directors in particular.

3.

Recommend to the Board the number of directors to be elected within the constraints set forth in the articles of the Corporation.

4.

In conjunction with the President and Chief Executive Officer, review the individual performance of directors and officers and report to the Board if action is deemed necessary.

5.

Recommend to the Board the nominees for election as directors of the Corporation at the annual meeting of the shareholders of the Corporation.

6.

Recommend to the Board the establishment or abolition of Board committees, their size and composition and the chairmen thereof.

7.

Recommend to the Board candidates to fill Board and committee vacancies.

8.

Review any change in the vocation of a director, outside directorships of a director which pose potential unmanageable conflicts of interest and any other conflict of interest between a director and the Corporation and whether a director should tender his resignation as a result thereof and report the same to the Board.

9.

Review and make recommendations to the Board on functional and operational matters relating to the Board including, without limitation, the number of management directors, the composition of the boards of

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directors of subsidiaries of the Corporation, the appointment of directors to the boards of directors of corporations of which the Corporation is a minority shareholder and the requirement for in camera Board meetings without management present.

10.

Review annually and report to the Board on the adequacy of the Committee's terms of reference.

If, in order to properly discharge its functions, duties and responsibilities, it is necessary, in the opinion of the Committee, that the Committee obtain the advice and counsel of internal and/or external advisors, the Chairman shall, at the request of the Committee (and subject to the approval of the Board in the case of external advisors only), engage the necessary advisors.

Reserve Evaluation Committee

The purpose of the Reserve Evaluation Committee is to recommend to the Board an independent engineer, manage the relationship with the independent engineer and oversee the independent engineer’s report and present it to the Board.

Assessments

The Board monitors the quality of the relationship between management and the Board and its committees and recommends improvements.   The Board assess the reports of each committee and meets with management to obtain their feedback on the committees’ involvement with management where appropriate.

In the event a board member perceives a director to be performing ineffectively, informal discussion are held to assess other members views and, if appropriate, these views are brought to the attention of said board member for further discussion and action.

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Gentry Resources Ltd.

2500, 101 – 6th Avenue SW

Calgary, Alberta, T2P 3P4

Canada

Phone: (403) 264-6161

Fax: (403) 266-3069

www.gentryresources.com